November 20, 2018

Karsten Munk Knudsen
Executive Vice President and Chief Financial Officer
NOVO NORDISK A S
Novo Alle
DK-2880 Bagsvaerd
Denmark

       Re: NOVO NORDISK A S
           Form 20-F for the Fiscal year Ended December 31, 2017
           Filed February 8, 2018
           File No. 333-82318

Dear Mr. Knudsen:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance